EXHIBIT 99.1

Stantec Recognized Among Canada’s Best 50 Corporate Citizens for 13th Time

Recognition follows other notable sustainability rankings from independent organizations

EDMONTON, Alberta, July 05, 2022 (GLOBE NEWSWIRE) -- TSX, NYSE:STN

Stantec, a global leader in sustainable design and engineering, continues to shine in environmental, social, and governance (ESG) indicators, earning recognition by Corporate Knights as one of Canada’s Best 50 Corporate Citizens of 2022. This represents the 13th time Stantec has been named on the Best 50 Corporate Citizens list.

“Our continued placement as one of Canada’s Best 50 Corporate Citizens is affirmation that our long-standing commitment to advancing ESG is making a real impact towards a more sustainable future,” said Gord Johnston, President and CEO. “Advancing sustainability is simply the right thing to do and our teams are making a difference both within our company and with our clients and their projects here in Canada and across the globe.”

Earlier this year, Stantec was ranked among the top 1 percent in the world on sustainable performance and number one in its peer group in the Corporate Knights Global 100 most sustainable companies rankings, which similarly recognizes sustainable business practices based on ESG indicators.

Among the firm’s recent key ESG achievements are:

  Revenue Alignment with UN SDGs – The firm recently announced that 53% of its gross revenue is aligned with the United Nations’ Sustainable Development Goals (SDGs), up from 49% in 2020 and 45% in 2019.
  Innovating in Sustainability-Driven Finance – Stantec amended and extended its syndicated senior credit facility under a Sustainability-Linked Loan, becoming the first company globally to link its financing strategy to its Bloomberg Gender-Equality Index score. Stantec also became the first company in Canada to commit to direct savings back into communities to further climate action and social justice.
  Globally Recognized Leadership – The Company’s ESG progress has also been recognized by various leading independent organizations. Stantec was named by Forbes as one of the World’s Top Female-Friendly companies and America’s Best Employers for Diversity. For multiple years, the firm has been listed on the Bloomberg Gender-Equality Index and American Indian Science and Engineer Society Top 50 workplaces for Indigenous STEM professionals.

Learn more about the Company’s commitment to ESG in its 2021 Sustainability Report.

The full list and methodology for the Canada’s Best 50 Corporate Citizens rankings can be found here.

About Stantec

Communities are fundamental. Whether around the corner or across the globe, they provide a foundation, a sense of place and of belonging. That's why at Stantec, we always design with community in mind.

We care about the communities we serve—because they're our communities too. This allows us to assess what's needed and connect our expertise, to appreciate nuances and envision what's never been considered, to bring together diverse perspectives so we can collaborate toward a shared success.

We're designers, engineers, scientists, and project managers, innovating together at the intersection of community, creativity, and client relationships. Balancing these priorities results in projects that advance the quality of life in communities across the globe.

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Media Contact	Investor Contact
Danny Craig	Tanya Finney
Stantec Media Relations	Stantec Investor Relations
Ph: (949) 632-6319	Ph: (403) 205-5791
danny.craig@stantec.com	tanya.finney@stantec.com

Design with community in mind